GOLDEN ARCH RESOURCES LTD.

#928 – 470 Granville Street, Vancouver, BC V6C 1V5 Phone: 604-681-8222 Fax: 604-681-8282

September 29, 2003

Securities and Exchange Commission
Office of International Corporate Finance
450 5th Street NW
Washington, DC USA 20549

Re: SEC File #82-659

Pursuant to Rule 12g3-2 section (b)(1)(iii), please find attached the following:

1. News Release of July 11, 2003;
2. News Release of July 24, 2003;
3. News Releases (2) of August 26, 2003;
4. News Release of September 9, 2003;
5. News Release of September 24, 2003;
6. News Release of September 25, 2003;
7. News Release of September 26, 2003;
8. Quarterly financial statements for the quarter ended July 31, 2003.

GOLDEN ARCH RESOURCES LTD.

Susan Shairp

Susan Shairp
Filings

dlw 10/8

GOLDEN ARCH RESOURCES LTD.

#928 – 470 Granville Street, Vancouver, BC V6C 1V5 Phone: (604) 681-8222 Fax: (604) 681-8282

Exemption 12g3 - 2(b)
SEC File # 82-659

GAI: TSX Venture
GARCF: O.T.C

Re: B.C. Securities Commission Continuous Disclosure Review

July 11,2003 – The Company is undergoing a continuous disclosure review by the B.C. Securities Commission. As a result the Company is not currently a qualifying issuer undermultilateral instrument 45-102 until such time as the Company has responded appropriately to the comments provided in the continuous disclosure review correspondence from the B.C. Securities commission. Until the responses have been accepted by the B.C. Securities Commission, the Company will not be able to complete any future exempt distributions of securities with a reduced hold period.

On behalf of the Board of Directors of Golden Arch Resources Ltd.

"Les Kjosness"
President

GOLDEN ARCH RESOURCES LTD.

#928 – 470 Granville Street, Vancouver, BC V6C 1V5 Phone: (604) 681-8222 Fax: (604) 681-8282

Exemption 12g3 - 2(b)
SEC File # 82-659

GAI: TSX Venture
GARCF: O.T.C

Highlights of Golden Arch Resources Ltd. Annual General Meeting

July 24,2003 - The Company wishes to announce that at the Annual General Meeting of Golden Arch Resources Ltd. held July 22, 2003, approximately twenty-two percent of the shares of the company were represented. Mr. Les Kjosness, Mr. James Broad and Mr. Keith Shirley were re-appointed to the board. The Company is also pleased to announce that Mr. Richard Somerville, P.Eng. has rejoined the board, and holds the position of Vice President of Mining and Exploration.

The board members bring proven records of professional expertise and integrity to the Company, and look forward to working together to advance Golden Arch's mineral properties in the coming months.

On behalf of the Board of Directors of Golden Arch Resources Ltd.

"Les Kjosness"
President

GOLDEN ARCH RESOURCES LTD.

#928 – 470 Granville Street, Vancouver, BC V6C 1V5 Phone: (604) 681-8222 Fax: (604) 681-8282

Exemption 12g3 - 2(b)
SEC File # 82-659

GAI: TSX Venture
GARCF: O.T.C

Placeritos Agreement Signed and Submitted to TSX for Approval

August 26, 2003 – Golden Arch Resources Ltd. (GAI –TSX V) and United Bolero Development Corp. (UNB-TSX V) are pleased to announce the final agreement has been completed whereby United Bolero Development can earn a 51% interest in the Placeritos (Southern Gold) Project on the Company's Mildred Peak Property, Pima County, Arizona. The terms of the agreement, previously announced in Golden Arch's news release of March 27, 2003, provide for the payments of cash and stock, and the financing of work programs as follows:

Year of Agreement	Payment to Altar Resources ($US)	Payment to Golden Arch	Payment of Common Shares of UNB to Golden Arch	Monetary Work Commitment on Property
1	$20,000	$25,000 Cdn. plus reimbursement for exploration expenses $20,000 USD - To repay Golden Arch for previous payments to Altar	200,000	$250,000
2	$20,000	$35,000	200,000	$500,000
3	$20,000	$50,000	200,000	$1,000,000

Hand trenching, undertaken in the spring of 2003, by Golden Arch, has indicated two very significant zones in the Amado Area, the Michelle and the Rachel Zones. Eleven hand trenches have been dug on the strike of the Michelle Zone. The (trench-length) weighted average of eight of these trenches was 0.335 oz/t Au (11 g/T Au) over a strike length of approximately 95 meters. The average width of the significant mineralized section in the eight trenches is 8.25 meters. All of the trenches dug on the Rachel zone were anomalous in gold. The best results of the trenching in this area returned a trench length of 16 meters of 5.8g Au/T (0.169 oz Au/t). Both zones need to be mechanically trenched or stripped to confirm the hand trenching and to confirm strike and dip of the zones, prior to commencing a drilling program.

The initial exploration program, scheduled to proceed this fall, will include mechanical trenching, geological mapping, sampling and diamond drilling to further develop the Michelle and Rachel zones, as well as at least two other strong rock chip geochemical anomalies further south on the Placeritos property.

Golden Arch Resources is the Operator on the project.

The agreement is subject to regulatory approval.

The 2003 sampling program on the Mildred Peak Property took place under the direction and supervision of Mr. R. Somerville, P.Eng., a Qualified Person under the meaning of National Policy Instrument 43-101. Mr. Somerville is aware of and approves the content of this News Release.

On behalf of the Board of Directors of Golden Arch Resources Ltd.

"Les Kjosness"
President

GOLDEN ARCH RESOURCES LTD.

#928 – 470 Granville Street, Vancouver, BC V6C 1V5 Phone: (604) 681-8222 Fax: (604) 681-8282

Exemption 12g3 - 2(b)
SEC File # 82-659

GAI: TSX Venture
GARCF: O.T.C

August 26, 2003 – Golden Arch Resources Ltd. (GAI –TSX V) is pleased to announce it has amended and refiled its Schedule C: Management Discussion and Analysis for the annual audited financial statements for the year ended January 31, 2003, as required by the British Columbia Securities Commission (the "Commission")

The Company has undergone a continuous disclosure review by the British Columbia Securities Commission as part of their ongoing program to improve the quality of disclosure provided to investors. In particular, the Commission required discussion on the following items, pertaining to the Company's annual audited financial statements:

1. The nature of "Interest and other income" and how it was earned in the fourth quarter of fiscal 2002.
2. Bad debt recovery.
3. Petroleum and natural gas prospects including, the Company's working percentage interest in each property, locations of the properties and the nature and purpose of the costs incurred on the properties in fiscal 2002.
4. Amount due from other public company, including the terms of the loan, including the interest rate and the terms of repayment. Also, whether or not the loan was subject to TSX-Venture Exchange approval and, if so, if approval was sought and obtained.
5. As the Company has a working capital deficit, the steps taken, or that will be taken, to obtain additional financing sufficient to continue operations.
6. Related party transactions
7. Technical disclosure issues: context and interpretation of results to date; how the Company has done in general; and where it is going in the near future. Amend the disclosure to meet the standards set out in NP 51-201, providing the level of balance, detail, accuracy and context necessary to fully understand the importance of the information being disclosed.

On behalf of the Board of Directors of Golden Arch Resources Ltd.

"Les Kjosness"
President

GOLDEN ARCH RESOURCES LTD.

#928 – 470 Granville Street, Vancouver, BC V6C 1V5 Phone: (604) 681-8222 Fax: (604) 681-8282

GAI: TSX Venture
GARCF: O.T.C

Exemption 12g3 - 2(b)
SEC File # 82-659

Private Placement Closed

September 9, 2003 - Golden Arch Resources Ltd. is pleased to announce that the private placement announced in the Company's news release of May 26, 2003 has closed. The private placement was fully subscribed for 1,000,000 Units at $0.15 Cdn per Unit. Each Unit consists of one common share and one half of one share purchase warrant. Two one-half warrants will be combined to form one full warrant, with each full warrant entitling the holder to purchase one additional common share at an exercise price of $0.20 per share for a period of 2 years. A finder's fee of 25,000 common shares is payable to Canaccord Capital Corporation.

Proceeds will be used to further develop the Company's Mildred Peak property in Pima County, Arizona, and for general corporate overhead.

On behalf of the Board of Directors of Golden Arch Resources Ltd.

"Les Kjosness"
President

GOLDEN ARCH RESOURCES LTD.

#928 – 470 Granville Street, Vancouver, BC V6C 1V5 Phone: (604) 681-8222 Fax: (604) 681-8282

GAI: TSX Venture	Exemption 12g3 - 2(b)
GARCF: O.T.C	SEC File # 82-659

NEWS RELEASE

September 24, 2003 - Golden Arch Resources Ltd. is pleased to announce that the filing of the Annual Information Form. Subsequent private placement filings by the Company will sustain a short hold period.

On behalf of the Board of Directors of Golden Arch Resources Ltd.

"Les Kjosness"
President

GOLDEN ARCH RESOURCES LTD.

#928 – 470 Granville Street, Vancouver, BC V6C 1V5 Phone: (604) 681-8222 Fax: (604) 681-8282

GAI: TSX Venture	Exemption 12g3 - 2(b)
GARCF: O.T.C	SEC File # 82-659

NEWS RELEASE

September 25, 2003 - Golden Arch Resources Ltd. regrets to announce United Bolero Development Corporation's administrative delays and the inability to resolve the cease trade order posted by the TSX Venture Exchange September 11, 2003. The Placeritos Agreement is terminated.

Golden Arch Resources Ltd intends to move swiftly, making up for lost time and opportunity in advancing the Mildred Peak Property. The necessary mapping has already begun to determine the fall drill program.

On behalf of the Board of Directors of Golden Arch Resources Ltd.

"Les Kjosness"
President

GOLDEN ARCH RESOURCES LTD.

#928 – 470 Granville Street, Vancouver, BC V6C 1V5 Phone: (604) 681-8222 Fax: (604) 681-8282

GAI: TSX Venture	Exemption 12g3 - 2(b)
GARCF: O.T.C	SEC File # 82-659

NEWS RELEASE

September 26, 2003 – In reference to news release of September 25, 2003 - Golden Arch Resources Ltd. regrets to announce as a result of United Bolero Development Corporation's administrative delays and inability to resolve the suspension imposed by the TSX Venture Exchange resulting from the cease trade order posted September 11, 2003 by the BCSC, The Placeritos Agreement has been terminated.

Golden Arch Resources Ltd intends to move swiftly, making up for lost time and opportunity in advancing the Mildred Peak Property. The necessary mapping has already begun to determine the fall drill program.

On behalf of the Board of Directors of Golden Arch Resources Ltd.

"Les Kjosness"
President

BC FORM 51-901F

QUARTERLY REPORT

ISSUER DETAILS:

NAME OF ISSUER: Golden Arch Resources Ltd.

ISSUER ADDRESS: #928 – 470 Granville Street, Vancouver, BC V6C 1V5

ISSUER PHONE: (604) 681-8222 FAX: (604) 681-8282

CONTACT NAME: Les Kjosness

CONTACT POSITION: President

CONTACT TELEPHONE NUMBER: (604) 681-8222

CONTACT EMAIL ADDRESS: goldenarchresources@telus.net

FOR QUARTER ENDED: July 31, 2003

DATE OF REPORT: September 29, 2003

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

NAME OF DIRECTOR	SIGN (TYPED)	DATE SIGNED (yy/mm/dd)
Les Kjosness	*"Les Kjosness"*	03/09/29
B. Keith Shirley	*"B. Keith Shirley"*	03/09/29

(Signatures for this Form should be entered in TYPED form)

03 OCT -8 AM 7:21

GOLDEN ARCH RESOURCES LTD.

BALANCE SHEET AS AT JULY 31, 2003 and JANUARY 31, 2003

(UNAUDITED - PREPARED BY MANAGEMENT)

	July 31, 2003	January 31, 2003
Assets		
Current Assets		
Cash	$ 6,715	$ 4,304
Accounts receivable – GST	4,550	1,465
Accrued production receivable – net	11,667	2,993
	22,932	8,762
Due from other public companies (note 10)	78,651	78,651
Interest in mineral property (Note 4)	1	1
Interest in Altar Resources Partnership (Note 13)	104,749	66,740
Petroleum and natural gas prospects, at cost less depletion (Notes 2 and 5)	317,049	322,291
Fixed assets, at cost less amortization (Note 3)	25,443	11,700
	$ 548,825	$ 488,145
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable	22,943	31,267
Loan payable, unsecured, non-interest bearing, with no specific terms of repayment (Note 12)	79,026	214,455
Due to related parties, unsecured, non-interest bearing, with no specific terms of repayment (Note 9)	260,249	236,785
Accrued debenture interest	10,686	102,807
Convertible Redeemable Debentures (Note 8)	501,817	608,567
Subscriptions payable	41,750	-
	916,471	1,193,881
Shareholders' Equity		
Capital Stock (note 7)		
Authorized		
100,000,000 common shares without par value		
Issued		
31,468,003 (26,471,358 – January 31, 2003)	9,308,053	8,785,817
Deficit, accumulated during the development stage	(9,675,699)	(9,491,553)
	(367,646)	(704,736)
	$ 548,825	$ 488,145

Approved on behalf of the board:

"Les Kjosness", Director

"B. Keith Shirley", Director

GOLDEN ARCH RESOURCES LTD.

STATEMENT OF INCOME (LOSS) AND DEFICIT FOR THE 3 MONTHS ENDED July 31, 2003

(with comparative figures for July 31, 2002)
(UNAUDITED - PREPARED BY MANAGEMENT)

	3 months ended Jul 31 2003	3 months ended Jul 31 2002	6 months ended Jul 31 2003	6 months ended Jul 31 2002
Revenue - sale of petroleum products	$ 10,857	-	$ 16,725	3,218
Operating expenses re: wells	(4,183)	-	(8,051)	(5,695)
Profit (loss)	6,674	-	8,674	(2,477)
Mildred Peak expenses	(37,269)	(21,244)	(94,860)	(21,244)
Interest and other income	10,000	-	30,000	-
	(20,595)	(21,244)	(56,186)	(23,721)
General and Administration costs				
Accounting services and office expenses	11,327	13,872	19,139	30,060
Consulting fees	-	-	9,000	-
Debenture interest	9,468	9,140	18,597	18,279
Finder's fees	-	4,000	-	4,000
Legal	2,287	9,786	4,167	9,786
Management fees (Note 9(a))	15,500	4,500	27,026	12,000
Professional fees	6,530		6,530	-
Salaries and wages	11,108	8,220	20,630	15,764
Travel, promotion, and investor communications	8,864	4,338	9,099	12,338
Transfer agent and filing fees	4,560	2,665	13,775	6,376
	69,644	56,521	127,960	108,603
NET PROFIT (LOSS) FOR THE PERIOD	$ (90,239)	(77,765)	$ (184,146)	(132,324)
Loss Per Share	$ (0.01)	(0.01)	$ (0.01)	(0.01)

GOLDEN ARCH RESOURCES LTD.

STATEMENT OF RETAINED EARNINGS (DEFICIT) FOR THE 3 MONTHS ENDED July 31, 2003

(with comparative figures for July 31, 2002)
(UNAUDITED - PREPARED BY MANAGEMENT)

	3 months 2003	3 months 2002	6 months 2003	6 months 2002
DEFICIT, BEGINNING OF PERIOD	(9,585,460)	(8,996,589)	(9,491,553)	(8,942,030)
Net loss for the period	(90,239)	(77,7645)	(184,146)	(132,324)
DEFICIT, END OF PERIOD	$ (9,675,699)	(9,074,354)	$ (9,675,699)	(9,074,354)

GOLDEN ARCH RESOURCES LTD.

STATEMENT OF CHANGE IN CASH FLOWS for the THREE and SIX MONTHS ENDED JULY 31, 2003

(with comparative figures for July 31, 2002)

(UNAUDITED - PREPARED BY MANAGEMENT)

	3 months ended Jul 31 2003	3 months ended Jul 31 2002	6 months ended Jul 31 2003	6 months ended Jul 31 2002
Cash derived from (used for)				
Operating activities				
Profit (loss) for the period	$ (90,239)	(77,765)	$ (184,146)	(132,324)
Changes in non-cash working capital items				
Accounts receivable and accrued production decrease (increase)	(9,239)	(1,236)	(11,759)	475
Accounts payable (decrease) increase	(7,292)	22,122	(8,324)	35,733
Accrued debenture interest	1,557	9,140	(92,121)	18,279
	(90,629)	(47,739)	(296,350)	(77,837)
Investing Activities				
Capital stock	150,000	87,000	52,236	119,000
Capital assets	(13,743)	(5,151)	(13,743)	(5,151)
Petroleum Interest	5,242	-	5,242	-
Interest in Altar Resources Partnership	-	(30,674)	(38,009)	(30,674)
	50,870	3,436	179,376	5,338
Financing Activities				
Due to related parties	12,719	3,230	23,464	10,701
Loans payable	-	(2,942)	(135,429)	(13,603)
Convertible Debenture	(106,750)	-	(106,750)	-
Shares Subscribed	41,750	-	41,750	-
	(1,411)	3,724	(2,411)	2,346
Cash, increase (decrease) during period	(1,411)	3,724	(2,411)	2,346
Cash (overdraft), beginning of period	8,126	(3,944)	4,304	(2,656)
Cash (overdraft), end of period	$ 6,715	(220)	$ 6,715	(220)

NOTE 1. NATURE OF OPERATIONS

(a) The Company is in the process of exploring and developing its resource properties and has not yet determined whether all these properties contain reserves that are economically recoverable. The continued operations of the Company and the recoverability of the amounts shown for mineral properties and petroleum and natural gas prospects is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development, and upon future profitable production.

(b) The Company is considered to be a development stage enterprise.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Deferred costs - mineral property

The Company is in the exploration and development stage with respect to its investment in natural resource property and accordingly follows the practice of capitalizing all costs related to the exploration project, until such time as the project is put into commercial production, sold or abandoned. If commercial production commences, these capitalized costs will be amortized on a unit-of-production basis. If the mineral property is abandoned, the related capitalized costs are expensed.

(b) Deferred costs - Petroleum and natural gas

The Company has adopted the successful efforts method of accounting for its petroleum and natural gas prospects. Under this method all costs related to a well are capitalized. Uneconomic wells are written-off or written down to the estimated net realizable value of estimated reserves as estimated by independent engineers. Successful wells are depleted on the unit of production method based on a ratio of current production to reserves estimated by company management.

(c) Values

The amounts for deferred expenses and mineral property represent costs incurred to date and are not intended to reflect present or future values. The recoverability of the amounts shown for mineral property and deferred exploration and development costs is dependent on the confirmation of economically recoverable reserves, the ability of the Company to obtain the necessary financing to successfully complete their development, including compliance with the requirements of lenders who may provide this financing from time to time, and upon future profitable operations.

(d) Option payments

Payment on resource property option agreements are made at the discretion of the Company and accordingly are accounted for as incurred.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

(e) General and administration expense
General and administration expenses are written off to operations as incurred.

Translation of foreign currencies

Foreign currencies have been translated into Canadian funds using the temporal method, as follows:

- Monetary items, at the rate of exchange prevailing as at the balance sheet date.
- Non-monetary items, at the historical rate of exchange.
- Revenue and expenses, at the period average in which the transaction occurred.

Use of estimates
The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair value of financial instruments

The carrying amounts of the Company's financial instruments approximate their fair values since they are either short-term in nature or they are receivable or payable on demand. These financial instruments consist of cash or overdraft, accounts receivable, accrued production receivable and accounts payable, debentures and accrued interest payable and loans payable. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks.

Segmented information
The Company's identifiable assets are located in the following countries:

	July 31, 2003	January 31, 2003
Canada	$ 127,027	$ 99,114
United States	421,798	389,031
	$ 548,825	$ 488,145

Stock-Based Compensation
The Company has adopted the new recommendations of CICA Handbook Section 3870, "Stock-Based Compensation and other stock-based payments", effective January 1, 2002. This Section establishes accounting standards for the recognition, measurement and disclosure of Stock-Based Compensation and other stock-based payments. This Section sets out a fair value based method of accounting and is required for certain stock-based transactions and applied to awards granted on or after January 1, 2002. The Company does not have any Stock-Based Compensation due to options granted at fair market value.

Amendment of Comparative Figures

See Note 16 for details of amendment of comparative figures for quarter ended July 31, 2002.

NOTE 3. FIXED ASSETS

The Company is amortizing its office equipment at the rate of 20% per annum on the declining balance basis. Costs and accumulated amortization as at April 30, 2003 are as follows:

	Cost	Accumulated Amortization	Net Book Value July 31 2003
Office equipment	$ 50,718	$ 25,275	$ 25,443
Dimac Mill	25,000	25,000	--
	$ 75,718	$ 50,275	$ 25,443

The Company previously owned a 1/3 interest in the Dimac Mill, which has been dismantled and which management wrote-down to a nominal value of $1.00 during the year ended January 31, 1990, and is now written off in its entirety in these financial statements.

NOTE 4. INTEREST IN MINERAL PROPERTY

Abbott - Wagner Property, Slocan and Revelstoke Mining Divisions, British Columbia

The interest in this mineral property has been written down to a nominal value of $1.00 at the year ended January 31, 2003.

NOTE 5. PETROLEUM AND NATURAL GAS PROSPECTS

The Company has working interests in petroleum and natural gas properties as follows:

Cost of Properties at January 31, 2003	$ 283,395
Commonwealth Energy Corp.	0
	283,395
The Cumming Company, Inc.	
Costs incurred during the current year	38,896
	322,291
Deduct: Sale of Hendricks wells 1-4	(5,242)
Balance July 31, 2003	$ 317,049

NOTE 6. INCOME TAXES

The Company has accumulated losses, which may be carried forward to reduce income taxes as follows:

Year ending January 31,	
2005	$ 255,632
2006	260,012
2007	355,544
2008	141,418
2009	130,526
2010	549,523
	$ 1,692,655

The potential tax benefit of these tax losses is not disclosed in these financial statements as future taxation due to uncertainty of utilization.

NOTE 7. SHARE CAPITAL

(a) Authorized: 100,000,000 common shares without par value.

(b) Shares issued: The issued share capital is as follows:

	Shares	$
Balance, January 31, 2003	26,471,358	$ 8,785,817
Share issued during the period		
-property acquisition	200,000	20,000
-debt settlement	1,128,580	135,430
-issued for debentures payable	1,028,065	102,806
- exercise of warrants	2,640,000	264,000
Balance, July 31, 2003	31,468,003	$ 9,308,053

(c) Escrow shares

The total number of escrow shares outstanding was 95,625 shares. The list of registered shareholders of escrow stock and the number of shares held are as follows.

Name	Number of Escrow Shares
Druval W. Westcott	5,100
Jane Timmis	90,525
	95,625

(d) Stock options outstanding

Stock options to purchase an aggregate of 1,400,000 common shares at a price of $0.10 per share until October 15, 2003, were granted to directors, officers and employees are as follows:

Les Kjosness	550,000	President/Director
Richard Somerville	350,000	Officer/Consultant
Jane Timmis	250,000	Director (term ended July 22, 2003)
Keith Shirley	250,000	Director
	1,400,000	

Options were granted to director James Broad, exercisable to receive 250,000 common shares, and to two employees, exercisable to receive 50,000 common shares each, at a price of $0.10 per share up to February 21, 2005.

Pursuant to the term in the option agreement, the options to Jane Timmis expire August 21, 2003.

NOTE 8. CONVERTIBLE REDEEMABLE DEBENTURES – Restructured

(a) On October 15, 1996, the Company issued five year convertible redeemable debentures to 10 parties at an interest rate of 6% per annum with interest payable on a semi-annual basis. The Company may repay all or any part of the debenture at any time. The lender had the right, at its option prior to October 15, 2001; to convert the Principal amount of this Debenture into fully paid non-assessable common shares of the Company. Conversion was for a period of up to 5 years from October 15, 1996, at a conversion price of 1 share for each $0.40 of funds advanced for the first year and escalating $0.05 each year thereafter, which will be at a price of $0.60 per share from January 31, 2001 to date of maturity of the debenture on October 14, 2001.

Debentures payable in the amount of $296,500 were reissued and approved by the TSX Venture Exchange on April 21, 2003. The debentures payable of $296,500 is at interest rate of 6% and is convertible into a maximum amount of 2,965,000 common shares of principal outstanding for a period of three years, maturing January 1, 2006, at a deemed price of $0.10 per share for the first two years and $0.11 per share for the third year.

(b) Interest payments for a debenture issued to Silver Peak Resources Ltd. in 1996 in the principal amount of $337,500 is in arrears. The debenture is in default.

(c) The amount of $465,020, which is a debenture payable due to Silver Peak Resources Ltd., was reduced to $312,067 by the amount of $152,953, as a result of offsetting an account receivable of $108,328 and related interest of $44,625 of Silver Peak Resources Ltd., against the debenture payable and accrued interest payable as at January 31, 2003.

NOTE 9. REMUNERATION OF DIRECTORS AND SENIOR OFFICERS

There are balances owing to present and past related parties as follows:

Les Kjosness	$ 21,868
Monarch Mechanical	10,330
Park Distributors Ltd.	187,032
RSGM Engineering Ltd.	41,019
	$ 260,249

The above accounts, are due to companies owned by a director or officer and / or operated by a former director and officer or a relative of a former director and officer.

NOTE 10. DUE FROM OTHER PUBLIC COMPANY

Safe Environment Engineering Canada Inc.	
- Principal balance	$ 63,087
(A former director and officer of Golden Arch Resources Ltd. was a director and officer of Safe Environment Engineering of Canada Inc.)	
- Interest accrued to April 30, 2003	15,564
	$ 78,651

NOTE 11. GOING CONCERN

These financial statements are prepared on the assumption that the entity is a going concern, meaning it would continue in operation for the foreseeable future and would be able to realize assets and discharge liabilities in the normal course of operations. However, the ability of the Company to continue as a going concern is contingent upon its ability to raise additional working capital to pay its debts and to provide funds for ongoing operations, and to pay the accrued interest payable of $10,686 and principal payable of $501,817 on the Convertible Debentures are in arrears.

NOTE 12. LOANS PAYABLE

	Balance July 31, 2003
Peter Leask	17,274
M. Watson	61,752
	$ 79,026

M. Watson is a relative of a former director.

NOTE 13. INTEREST IN ALTAR RESOURCES PARTNERSHIP

On April 18, 2002 (the effective date), the Company entered a Lease Agreement with Altar Resources Partnership ("Altar"), an Arizona partnership.

Grant

Altar grants demises, leases and lets that certain real property, including, but without being limited to, all soil, sand and gravel, rock, ores, minerals and mineral rights in, upon and under the Property, surface rights, extra lateral rights (if any), water rights, easements and rights-of-way pertaining or appurtenant to the Property, with the exclusive rights and privileges.
The abovementioned real property consists of the following:

Unpatented Mining Claims
Those certain unpatented lode mining claims situated in the Baboquivari Mining District, in Section 35 of Township 19 South, Range 7 east, and Section 3 and 10 of Township 20 South, Range 7 East, G&SR Meridian, Pima County, Arizona.

County Records Name of Claim	BLM Book	Serial #	Page	A MC
BAB 20	9480	1038		353976
Amended	112121	404		
Amended	11351	1331		
BAB 22	9480	1040		353977
Amended	11212	406		
BAB 24	11212	407		353978
BAB 25	11212	408		353979
BAB 100		11212	400	353890
Amended	11351	1327		
BAB 101		11212	402	353981
Amended	11351	1329		
BAB 102		11212	403	353982
Amended	11351	1330		

State of Arizona Mineral Rights

Number	Legal Description Included
008-104209	E½ NE¼ and W½ SE¼NW¼ Section 23, Township 20 South, Range 7 East, G&SR Meridian
008-104210	E½ Lot 5 and E½ NE¼ SW¼ Section 14, Township 20 South, Range 7 East, G&SR Meridian
008-104211	N½ Lot 3 and N½ SW¼ NE¼ Section 23, Township 20 South, Range 7 East, G&SR Meridian
008-104212	Lot 1, N½ Lot 3, SE¼NE¼NE¼, S½SE¼SW¼ and S½NW¼SE¼ Section 35, Township 19 South, Range 7 East, G&SR Meridian
008-104213	NW¼ Lot 1, S½NE¼NW¼, SE¼NW¼NW¼ S½NW¼, NW¼SW¼ and NW¼NE¼SW¼ Section 36, Township 19 South, Range 7 East, G&SR Meridian

Term

The term of this Agreement shall be for an initial term of twenty years commencing on the effective date. The lessee may extend such term. By making the payments specified as below.

Payment to Altar Resources Partnership

(a) The Company shall pay the following amounts as rentals:

$8,000 upon the effective date of the approval of the Agreement by the Canadian Venture Exchange.
(ii) $12,000 on or before the date one year after the effective date and
(iii) $20,000 on or before the date two years after the effective date

(b) The Company shall pay $20,000 on or before the date three years after the effective date and on each anniversary date thereafter so long as this Agreement is in force as an dvance minimum royalty, which advance royalties shall be a credit toward any monies due

Transfer of Stock

The Company shall transfer the following amounts of common stock, subject only to such restrictions as may be required by the Canadian Venture Exchange.
150,000 shares within 30 days from and after the effective date;
200,000 shares on or before the date one year after the effective date;
300,000 shares on or before the date two years after the effective date

Production Royalty

The Company shall pay to Altar a production royalty of the greater of (1) 1% of the "Net Returns" received by the Company from sale or other disposition of Leased Substances, or (2) 20% of the "Net Profits" from the mining and marketing of Leased Substances from the Property.

Work Commitment

The Company shall expend in exploration, development and mining work on the Property not less than the following cumulative amounts:
$50,000 on or before the date one year from and after the effective date
$200,000 on or before the date two years from and after the effective date
$500,000 on or before the date three years from and after the effective date

NOTE 14. LEASE OBLIGATIONS

The Company entered into a lease for offices located at #928 of Rogers Building, 470 Granville Street, Vancouver, B.C., with Equitable Real Estate Investment Corporation Ltd. for monthly rent and costs of $544.78 each. The term of the lease shall be 5 years and half a month, beginning on the 15th day of April 2002 and ending on the last day of the month of April 2007. Lease obligation are as follows:

Year Ending January 31,	Amount
2004	$6,537
2005	6,537
2006	6,537
2007	1,634
	$21,247

NOTE 15. LAWSUIT

The Company has received a Writ of Summons and Statement of Claim from Roy Gould, a businessperson resident in British Columbia, dated May 22, 2002 with respect to a claim of indebtedness and breach of an agreement. The Writ and Claim, registered in the Supreme Court of British Columbia, names Golden Arch Resources as one of five defendants. The Company believes the claim to be of no merit and is taking steps to address this issue.

NOTE 16. RESTATEMENT OF COMPARATIVE FIGURES – Quarter Ended July 31, 2002

The unaudited comparative figures disclosed by management for the quarter ended July 31, 2002, are restated by the inclusion of $18,280 as accrued interest payable for the quarter on debentures payable and a charge in the statement of income of $18,280 as interest expense for the quarter then ended.

The accrued interest payable disclosed in the balance sheet at July 31, 2002, is accordingly, increased by $18,280, from $193,769 to $212,048.

This amended disclosure does not affect the results of operations for the fiscal year ending after July 31, 2002 on January 31, 2003, as interest is accrued in the year end audited financial statements to that date.

This amended disclosure does not affect the statement of operations for the quarter ended July 31 30, 2003, or the balance sheet disclosures as at July 31, 2003.

This amended disclosure does not affect any liability for taxation as the Company has incurred losses and as a result no income taxes are exigible and none is recorded. The Company does not record future income tax as an asset, due to the uncertainty of utilization of the tax losses.

Section 1:

1) **Related Transactions for the Current Period:**

Management fee represents remuneration to RSGM Engineering Ltd., of $2,000 per month and Les Kjosness of $2,500 per month, plus expenses.

Effective July 31, 2001, the Company entered into an agreement with R. Somerville Geological & Mining Engineering Ltd. ("RSGM") to provide consulting geological and project management services to the Company, disclosed as Management fees in the accompanying financial statements.

Effective August 1, 2002, the Company has agreed to pay $2,500 per month to President and Director Les Kjosness for management services to the Company.

The Company has purchased a 1991 Ford F250 diesel truck from Paragon Drywall, a company owned by Les Kjosness, for $13,500 plus taxes, for use on the Mildred Peak Property.

Section 2:

Securities Issued During Quarter :

1,500,000 common shares pursuant an exercise of warrants from a private placement of 2,000,000 units @ $0.05 per unit, each unit consisting of one common share plus one non-transferable share purchase warrant. Each warrant is exercisable to purchase one common share at $0.10 per share. The warrants expire May 21, 2003. Exchange approval was given on May 21, 2002. This private placement included 200,000 units to Company directors.

Options Granted During Quarter : None

Section 3:

Authorized and Issued Share Capital as at July 31, 2003

Authorized share capital: 100,000,000 common shares without par value.
A total of 31,468,003 shares have been issued for a total of $ 9,308,053.

Options, Warrants and Convertible Securities Outstanding as at July 31, 2003

1,750,000 total warrants pursuant to a private placement of 1,500,000 units brokered in part by Canaccord Capital Corporation. Each unit consists of one common share plus one non-transferable share purchase warrant, each warrant is exercisable to purchase one common share at $0.15 per share up to October 7, 2004. Exchange approval was given on October 7, 2002. This private placement includes 100,000 units to a Company director. Canaccord was paid $10,000 cash plus an administration fee, and issued 250,000 warrants (included in above total), each warrant is exercisable to purchase one common share at $0.15 per share up to October 7, 2004.

Options were granted to director James Broad, exercisable to receive 250,000 common shares, and to two employees, exercisable to receive 50,000 common shares each, at a price of $0.10 per share up to February 21, 2005. Exchange approval was given on March 20, 2003.

Also see Note 8 of the accompanying financial statements

List of Directors and Officers as at date of signing this report:

Les Kjosness	President/Director
Keith Shirley	Director
James Broad, LL.B.	Director/Secretary
Richard Somerville, P.Eng.	Director/Vice-President, Exploration and Mining

SCHEDULE C: MANAGEMENT DISCUSSION – QUARTER ENDED July 31, 2003

The Company is a junior resource-based company, having interests in mineral properties and oil and gas wells.

Since acquiring the Mildred Peak property (the "Property") in early 2002, the Company has been focusing on development of the Property. The Company has met its first year obligation with Altar Resources Partnership, pursuant to a Lease Agreement dated March 22, 2002, and has acquired additional strategic properties in the Mildred Peak area.

The Company has cancelled the consulting contract with Bevitor Holdings Ltd, Bevitor having completed its duties to the Company. Stock options to James Simpson, sole director of Bevitor, have expired, pursuant to a clause in the option agreement. No shares were issued pursuant to the option agreement.

The Company received net revenue of $6,674 from the sale of petroleum products. Expenses for the Mildred Peak property, which cover geological work, sample analysis, and permit fees, totaled $37,269 for the quarter.

Though the Company is receiving revenues from its interest in oil and gas properties, the Issuer operates at a net loss from its existing properties: ($20,595) for the quarter. The Company will be relying on continued financial support from its shareholders and related parties, equity financing, and/or joint venture agreements to finance its activities.

The Company has received $10,000 from United Bolero Development Corp. (TSX V-UNB) as a deposit towards interest in the northern portion (Jupiter Project) of the Mildred Peak property. The deposit, which is reported as Other Income in the accompanying financial statements, is non-refundable, and will be applied toward the cash payment requirements on finalization of the joint venture agreement.

The Company underwent a continuous disclosure review by the British Columbia Securities Commission as part of the Commission's ongoing program to improve the quality of disclosure to investors. The Company has satisfied the inquiries of the Commission.

At the Annual General Meeting of Golden Arch Resources Ltd. held July 22, 2003, approximately 22% of the shares of the Company were represented. Les Kjosness, James Broad and Keith Shirley were re-elected to the Board of Directors. Richard Somerville, P.Eng. has rejoined the board, and holds the position of Vice President of Mining and Exploration. The board members bring proven records of professional expertise and integrity to the Company, and look forward to working together to advance Golden Arch's mineral properties in the coming months.

Use of Proceeds

There are no material differences in the actual use of proceeds from the previous disclosure by the issuer regarding the intended use of proceeds.

Investor Relations

The Company handles all public and investor relations in house.

Oil and Gas Wells

As reported by the Operator, the Cumming Company, Golden Arch Resources was receiving positive cash flow for two months from the following wells, located in Palo Pinto and Jack Counties, Texas:

Well	Working Interest	Year Acquired
Wimberly #7	4%	2001
Reagan "14" #2	5%	1995
Middlebrook #1	10%	1997
Stuart Estate "49" #1	4.5%	1993
Stuart Estate "49" #4	4.5%	1994
Stuart Estate "49" #5	4.5%	1993
Stuart Estate "60" 12	4.5%	1996
Stuart Estate "61" #2	14.5%	1994
Stuart Estate "61" #4	14.5%	1995
Stuart Estate "61" #7	14.5%	1995
Stuart Estate "61" #8	14.5%	1995
A.D. Crawford #1	11%	1993
A.D Crawford #10	13%	1995

The following wells operated at a loss during the two months reported by the Cumming Company.

Stuart Estate "61" #10	14.5%	1995
Reagan "14" #1	6.09756%	1995

Overall, the Company received revenue from the sale of petroleum products of $10,857. Well operating expenses were $4,183. The Company has not yet received the operating statements for June and July.

Enlight Energy has taken over interest in the Warren-Thurman #1 and #2 wells from Empire Energy/Commonwealth Energy. According to Enlight, current production is far below expectations. Enlight's intention is to offer a buyout to the rest of the working interest partners, including Golden Arch. No formal offer has been made to date. The Company has a 10% interest in the wells, located in Coleman County, Texas.

Joint Ventures with United Bolero Development Corp. (UNB:TSX)

United Bolero and Golden Arch have announced that the Companies have reached tentative agreements whereby United Bolero can earn a 51% interest in both the Jupiter and Placeritos Projects on the Mildred Peak Property, Pima County, Arizona. On August 26, 2003, the Companies announced that they had signed a definitive agreement on the Placeritos Project. Qualified Persons under Policy

41-101, acting for both Companies, have submitted reports recommending further work on both properties. The Companies are awaiting Stock Exchange approval of the agreement prior to commencement of a work program on the Placeritos Project.

The agreements with United Bolero will provide for payments to Altar Resources Partnership to cover the Lease Agreement, payment to Golden Arch in cash and common shares of Bolero and work commitments on the properties.

The joint ventures will allow Golden Arch to keep the lease on the Mildred Peak Property in good standing and provide capital for development of the Company's Malachite Silver project and for corporate overhead. The Company also intends to enter into one or more private placements to raise capital, as well (see Subsequent Events).

Mildred Peak Development

During the quarter, considerable trenching and sampling was done on both the Jupiter Project in the north of the Mildred Peak property, and on the Amado Area of the Placeritos Project in the south of the Mildred Peak property.

Jupiter Area

In the Jupiter Area, nine hand trenches were dug and sampled. In 2002, three of these indicated gold mineralization with lengths over 10 meters of up to a maximum average of 1.7 grams of gold to the tonne. Six additional trenches and extensions to the original three trenches have extended the area of mineralization of a grade of 1 gram of gold per tonne or better. Trench Awas extended to the west with no significant results; however, along strike of Trench A, approximately 20 meters to the east, a new hand trench, H, was cut for six meters and averaged 3.1 grams gold per tonne (0.090 opt) over this length. Approximately 30 meters east of Trench H, three areas of rock outcrop near old workings were sampled as follows:

2 meters @9.5 grams gold per tonne (0.28 opt)
4 meters @1.59 grams of gold per tonne (0.044 opt)
4 meters @3.4 grams of gold per tonne (0.10 opt)

Approximately 50 meters south of Trench A, 2 trenches (E West—40 meters long and E East—12 meters long) were cut in a roughly east-west direction. Both returned low anomalous values with only one 2 meter sample exceeding 1 gram gold per tonne. Trenches F and G were cut 60 meters south and 120 meters southwest of Trench B respectively. Trench F returned very low values and appears to be outside the mineralized zone. Trench G, 32 meters long, averaged 0.2 grams gold per tonne (0.006 opt) over its entire length. Not enough is known about the Jupiter system yet to interpret these results accurately. Nevertheless, significantly wide areas of gold mineralization, grading in excess of 1gram gold per tonne, have been identified, suggesting the potential for a low-grade resource in this area. Further work in this area should include detailed geological mapping, mechanical trenching and diamond drilling.

Amado Area

The Amado Area lies in the southern half of the property about 3.2 miles south of the Jupiter Mine. During February a chip channel sampled trench across a silicified zone indicated a mineralized section grading 3.2 grams per tonne (0.093 opt Au) over a width of 10 meters. A new trenching program during April and May 2003 cut 24 additional hand trenches across this zone (now called the Michelle Zone) and another silicified zone (now called the Rachel Zone).

On the Michelle Zone, 8 trenches, cut approximately east-west and generally about 10 meters apart, have outlined a zone of gold mineralization over a length of approximately 90 meters, and with an average width of 8.25 meters. The average grade of the 8 trenches, weighted by the length of the trenches, is 11.5 grams gold per tonne (0.34 opt Au).

On the Rachel Zone, nine trenches were cut on strongly silicified material. One trench, Trench #20, returned 6.6 grams gold per tonne (0.19 opt Au) over a 14 meter width. The strike, dip and extent of the mineralization in the Rachel Zone are not yet known.

During the quarter a small amount of hand trench sampling in two trenches has indicated a section of 2 meters of 4.1 grams gold per tonne (0.12 opt Au) in one trench, and in the second, a section of 6 meters of 4.39 grams gold per tonne (0.13 opt Au). Both of these sections, which are expandable in width and open along strike, may represent new zones.

In summary, the Amado Area contains multiple zones (Michelle, Rachel, etc.) that appear to have the potential to develop a significant gold-mineralized resource. During the hot summer months of July and August, work has been suspended on the property. To determine the extent of this mineralized area and the Zones within it, the Company intends to do further trenching (both hand and mechanical), sampling, detailed geological mapping and drilling.

Slocan/Revelstoke Mining Divisions

The Issuer has 100% registered mineral rights, (excluding coal, petroleum and any gas or gases) to land parcels located in the Slocan and Revelstoke Mining Divisions, subject to agreements allowing joint venture partners to acquire 70% or 85% interest. The properties are not material to the Company; however, the Company is maintaining the properties for assessment by a Qualified Person for potential exploration and development purposes.

Subsequent Events

The Company has closed a private placement for 1,000,000 units at $0.15 per unit, each unit consisting of one common share and one half of one share purchase warrant. Each full warrant entitles the holder to purchase one additional share at a price of $0.20 per share for a period of two years. A finder's fee of 25,000 common shares is payable to Canaccord Capital Corporation. Exchange approval was given on August 29, 2003. The shares have not yet been issued.

The Company's Annual Information Form expired on June 20, 2003, therefore the Company was no longer eligible to issue shares with a shortened hold period of 4 months. Subsequent to the quarter, the Company has filed a new Annual Information Form with the British Columbia Securities Commission.

The Company gave notice to United Bolero of default between Golden Arch and Bolero for the option of the Placeritos property. United Bolero rejected the notice of default. The Company has terminated the agreement with United Bolero with respect to the Placeritos project on the Company's Mildred Peak Property.

"Les Kjosness"
President